FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 10 April 2006	By	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities through Goldman Sachs International. (02 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (19 March 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 March 2007)	Announcement Capital Research and Management Company notifies the Company of its interest. (20 March 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (02 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (20 March 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (05 March 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 March 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (06 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (21 March 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (22 March 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (07 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (23 March 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 March 2007)	Announcement Mr Menezes notifies the Company of his beneficial interest. (26 March 2007)

Announcement Lodgement of two copies of the Interim Report for the six months ended 31 December 2006 with UK Listing Authority. (09 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (26 March 2007)

Announcement
Mr Morgan informs the Company of his beneficial interest. Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(12 March 2007)
Announcement Company purchases its own securities through Goldman Sachs International. (27 March 2007)

Announcement Mr Pollaers informs the Company of his beneficial interest. (13 March 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 March 2007)

Announcement Company purchases its own securities for holding in treasury through Goldman Sachs International. (14 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (28 March 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (14 March 2007)	Announcement Mr Proctor informs the Company of his beneficial interest. (29 March 2006)

Announcement Company purchases its own securities through Goldman Sachs International. (15 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (29 March 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 March 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 March 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (16 March 2007)	Announcement Company announces its total voting rights. (30 March 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 March 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (30 March 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 02-Mar-07
Number	1891S
Diageo plc
01 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 425,000 ordinary shares at a price of 997.21 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 02-Mar-07
Number	PRNUK-0203

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 10 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,316,991 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,696,290,362.
2 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:55 02-Mar-07
Number	2789S
Diageo plc
02 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 425,000 ordinary shares at a price of 993.08 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:25 05-Mar-07
Number	3686S
Diageo plc
05 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 974.76 pence per share.
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	17:59 06-Mar-07
Number	4576S
Diageo plc
06 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 991.36 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:51 07-Mar-07
Number	PRNUK-0703

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,197 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,310,794 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,694,471,559.
7 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:53 07-Mar-07
Number	5541S
Diageo plc
07 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 850,000 ordinary shares at a price of 987.34 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:12 09-Mar-07
Number	PRNUK-0903

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,344 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,308,450 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,693,623,903.
9 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Doc re Interim Report
Released	13:34 09-Mar-07
Number	PRNUK-0903

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF

THE LISTING RULES
Diageo plc (the ‘Company’) announces that in accordance with Chapter 9 paragraph 9.6.3 of the Listing Rules, two copies of the Company’s Interim Report for the six months ended 31 December 2006, Summary Financial Statement Notices for Great Britain and Europe and Shareholder Offer have been submitted to the UK Listing Authority (the ‘UKLA’) and will shortly be available for inspection through the UKLA’s Document Viewing Facility, which is situated at:
UK Listing Authority
Financial Services Authority
25 North Colonnade
Canary Wharf
London E14 5HS
9 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:54 12-Mar-07
Number	PRNUK-1203

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below are all in respect of transactions of which notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
     1. it received notification on 12 March 2007 from Mr Andrew Morgan, a Person Discharging Managerial Responsibilities, that on 12 March 2007 he had received 1,898 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) upon the exercise of options granted on 8 November 2001 at a price per Ordinary Share of £5.23 under the Diageo UK Sharesave Scheme 2000.
     2. it received notification on 12 March 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 12 March 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’)
were allocated Ordinary Shares on 12 March 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.95.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	356,213

P S Walsh	622,279

Name of PDMR	Number of Ordinary Shares

S Fletcher	132,799

J Grover	170,951

A Morgan	130,838

G Williams	208,330 (of which 5,559 are held in the form of ADS*)
3. it received notification on 12 March 2007 from Lord Blyth, a director of the

Company, that he has purchased 1,099 Ordinary Shares on 12 March 2007 under an arrangement with the Company, whereby he has agreed to use an amount each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.95.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 139,908.
4. it received notification on 12 March 2007 from Todd Stitzer, a director of the Company, that he has purchased 100 Ordinary Shares on 12 March 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.95.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,927.
12 March 2007
*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:55 13-Mar-07
Number	PRNUK-1303

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that today John Pollaers, a Person Discharging Managerial Responsibilities (‘PDMR’) was granted 6,318 options over the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan (the ‘SESOP’), approved by shareholders on 9 November 1999.
Each option under the SESOP was granted at a price of £9.90 per Ordinary Share and is exercisable between 13 March 2010 and 12 March 2017, subject to the satisfaction of performance criteria.
In addition, Mr Pollaers acquired an interest in 55,064 Ordinary Shares in the form of an award under the Company’s Long Term Incentive Plan, now called the Total Shareholder Return Plan (the ‘TSR Plan’), approved by shareholders on 11 August 1998.
The number shown above is the maximum number of Ordinary Shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo’s seventeen company peer group used in the performance test for the 2006 awards under the TSR Plan. At position 9 within the TSR peer group 23.3% of the above shares would be transferred.
The performance period commenced on 1 July 2006 and, subject to the rules of the TSR Plan and depending on Diageo’s TSR performance relative to its peer groups, the award will be released in September 2009.
13 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 14-Mar-07
Number	9079S
Diageo plc
13 March 2007
Diageo plc (‘the Company’) announces that it has today purchased through Goldman Sachs International 121,303 ordinary shares of 28 101/108 pence each in the Company (“Ordinary Shares”) at a price of 986.21 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 280,429,753 Ordinary Shares as treasury shares. The total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,693,502,600
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:30 14-Mar-07
Number	9871S
Diageo plc
14 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 850,000 ordinary shares at a price of 974.47 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:27 15-Mar-07
Number	0734T
Diageo plc
15 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 979.47 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:01 16-Mar-07
Number	PRNUK-1603

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 452 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,429,301 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,691,903,052.
16 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 16-Mar-07
Number	1652T
Diageo plc
16 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 800,000 ordinary shares at a price of 973.43 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:36 19-Mar-07
Number	PRNUK-1903

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,087 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,420,214 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,691,112,139.
19 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 19-Mar-07
Number	2545T
Diageo plc
19 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 982.55 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:26 20-Mar-07
Number	PRNUK-2003
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Diageo plc
2. Reason for the notification State
Yes/No
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights Other (please specify): Complying with the UK Transparency Yes
Directive implemented on 20 January 2007
3. Full name of person(s) subject to the notification obligation Capital (iii): Research and Management Company
4. Full name of shareholder(s) (if different from 3.) (iv):
5. Date of the transaction (and date on which the threshold is 15 March 2007 crossed or reached if different) (v):
6. Date on which issuer notified: 16 March 2007
7. Threshold(s) that is/are crossed or reached: 5%
8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering shares if possible using the ISIN CODE the Triggering transaction (vi) transaction (vii)

Number
		of	Number
Number	Number	Voting	of	Number of Voting %
of voting	of	Rights	Shares	rights(ix)
rights	Shared	Direct	Direct	Indirect
Direct	Indirect	(viii)	(x)	(xi)
GB0002374006	155,492,400	155,492,400	155,492,400	5.7780%

US25243Q2057	15,200	60,800	60,800	0.0023%
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Total (A+B)

Number of voting rights	% of voting rights

155,553,200	5.7803%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:
15. Contact telephone number:
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities) Capital Research and Management Company
Contact address (registered office for legal entities) 333 South Hope Street, 55th Floor, Los Angeles, California 90071-0469 Phone number (213) 615-0469
Other useful information (at least legal representative for legal persons)
B: Identity of the notifier, if applicable (xvii)
Full name Company
Secretarial Dept.
Diageo plc Contact address 8 Henrietta Place, London, W1G 0NB Phone number +44 (0)207 927 5200
Other useful information (e.g. functional relationship with
the person or legal entity subject to the notification obligation)
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
–  in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
–  in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
–  in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
–  in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
–  in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
–  in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
–  in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%’.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix. In case of combined holdings of shares with voting rights attached `direct holding’ and voting rights `indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x. Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii. If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii. date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv. If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 20-Mar-07
Number	3546T
Diageo plc
20 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 985.08 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 21-Mar-07
Number	PRNUK-2103

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,218 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,416,996 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,689,715,357.
21 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 21-Mar-07
Number	4669T
Diageo plc
21 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 991.20 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:58 22-Mar-07
Number	5647T
Diageo plc
22 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 998.89 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 23-Mar-07
Number	6571T
Diageo plc
23 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1004.36 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:26 26-Mar-07
Number	PRNUK-2603

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the ‘Company’) announces that on 26 March 2007 Mr Ivan Menezes, a Person Discharging Managerial Responsibility, notified the Company that on 23 March 2007, he sold 4,000 American Depository Shares in the Company (‘ADS’)* at a price per ADS of $79.09.
As a result of the above transaction, Mr Menezes’ interest in the Company’s Ordinary Shares of 28 101/108 pence (‘Ordinary Shares’) is 269,358 (of which 176,360 are held as ADSs).
(*1 ADS is the equivalent of 4 Ordinary Shares)
26 March 2007

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 26-Mar-07
Number	7484T
Diageo plc
26 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1006.01 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 27-Mar-07
Number	8377T
Diageo plc
27 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1017.59 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:51 28-Mar-07
Number	PRNUK-2803

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,299 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.

Following this release, the Company holds 280,414,697 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,686,221,580.
28 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:18 28-Mar-07
Number	9348T
Diageo plc
28 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 900,000 ordinary shares at a price of 1006.78 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:09 29-Mar-07
Number	PRNUK-2903

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that on 28 March 2007 Mr Tim Proctor, a Person Discharging Managerial Responsibility, notified the Company that on 28 March 2007, he sold 8,880 American Depository Shares in the Company (‘ADS’)* at a price per ADS of $79.00.
As a result of the above transaction, Mr Proctor’s interest in the Company’s ADSs (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) is 27,041.
(*1 ADS is the equivalent of 4 Ordinary Shares)
29 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 29-Mar-07
Number	0283U
Diageo plc
29 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 800,000 ordinary shares at a price of 1015.83 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:53 30-Mar-07
Number	PRNUK-3003

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 509 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,414,188 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,684,522,089.
30 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:57 30-Mar-07
Number	PRNUK-3003

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,964,936,277 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,414,188 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,684,522,089 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
30 March 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:08 30-Mar-07
Number	1720U
Diageo plc
30 March 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1022.97 pence per share.
END